Filed Pursuant to Rule 424(b)(5)
Registration No. 333-168509

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued February 8, 2011

(To Prospectus dated August 3, 2010)

$1,000,000,000

    % Senior Notes due 2021

We are offering $1.0 billion of our     % Senior Notes due 2021. We will pay interest on the notes semiannually in arrears on each February 15 and August 15, beginning on August 15, 2011, to the holders of record at the close of business on the preceding February 1 and August 1, respectively. The notes will mature on February 15, 2021. The notes will be guaranteed on a senior unsecured basis by each of our existing subsidiaries (other than the Chesapeake Midstream Companies, which are more fully described herein, and certain de minimis subsidiaries) and certain of our future subsidiaries, subject to our right, more fully described herein, to obtain the release of such guarantees under certain circumstances. The notes will be senior unsecured obligations of Chesapeake and will rank equally in right of payment with all of Chesapeake’s existing and future senior debt and senior to any subordinated debt that it may incur. The notes will be effectively subordinated to the existing and future secured debt and other secured obligations of Chesapeake and the subsidiary guarantors, including debt under our corporate revolving bank credit facility and our obligations under our multi-counterparty secured hedging facility, to the extent of the value of the assets securing amounts outstanding under such facilities. The notes will also be effectively subordinated to the debt of any non-guarantor subsidiaries, including the obligations of the Chesapeake Midstream Companies under the midstream revolving bank credit facility described herein.

We may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption, described in this prospectus supplement under “Description of Notes—Optional Redemption.” If we or certain of our subsidiaries enter into certain sale-leaseback transactions and do not reinvest the proceeds or repay certain senior debt, we must offer to repurchase the notes.

Investing in the notes involves risks. For a discussion of certain of these risks, please read the discussion of material risks described in “Risk Factors” beginning on page S-12.

PRICE         % AND ACCRUED INTEREST, IF ANY

	Price to Public(1)	Underwriting Discount	Proceeds to Chesapeake Energy(1)
Per Note	%	%	%
Total	$	$	$

(1)	Before expenses and plus any accrued interest from February , 2011.

The underwriters expect to deliver the notes to investors on or about February     , 2011, in book-entry form through the facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

MORGAN STANLEY	WELLS FARGO SECURITIES

February     , 2011

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities in any state where the offer or sale is not permitted.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different or additional information. Further, you should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the guarantees. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

NOTICE TO INVESTORS

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus supplement and the accompanying prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment, or similar laws or regulations.

This prospectus supplement and the accompanying prospectus contain summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

-i-

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus but may not contain all information that may be important to you and is qualified in its entirety by the more detailed information included or incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety, including the information set forth under the heading “Risk Factors” in this prospectus supplement, before making an investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

Chesapeake

We are the second largest producer of natural gas and a top 20 producer of oil and natural gas liquids in the U.S. We own interests in approximately 45,800 producing natural gas and oil wells that are currently producing approximately 3.0 billion cubic feet equivalent, or bcfe, per day, 87% of which is natural gas. Our strategy is focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S., primarily in the Barnett Shale in the Fort Worth Basin of north-central Texas, the Haynesville and Bossier Shales in the Ark-La-Tex area of northwestern Louisiana and East Texas, the Fayetteville Shale in the Arkoma Basin of central Arkansas, the Marcellus Shale in the northern Appalachian Basin of West Virginia, Pennsylvania and New York, the Eagle Ford Shale in South Texas, the Granite Wash in western Oklahoma and the Texas Panhandle regions and the Niobrara Shale and Frontier Sand plays in the Denver-Julesburg (DJ) and Powder River Basins of Wyoming and Colorado. We also have holdings in other liquids-rich plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the U.S. We recently announced that we have decided to sell our Fayetteville Shale assets as part of our strategic and financial plan for 2011 and 2012, and we have entered into a cooperation agreement for the joint development of our Niobrara Shale acreage. Please see “—Recent Developments.” Additionally, we have vertically integrated our operations and own substantial midstream, compression, drilling and oilfield service assets.

In 2010, we announced that we are extending our strategy to apply the horizontal drilling expertise we have gained in our natural gas plays to unconventional oil reservoirs. Our goal is to reach a balanced mix of natural gas and liquids revenue as quickly as possible through organic drilling, rather than through acquisitions. This transition is already apparent in the mix of natural gas and oil and natural gas liquids wells we are drilling. In 2010, approximately 32% of our drilling and completion capital expenditures were allocated to liquids-rich plays, compared to 10% in 2009, and we are projecting that these expenditures will reach 70% in 2012. Our production of oil and natural gas liquids has been increasing as we develop our new unconventional oil plays. In particular, we have been developing the Granite Wash, Tonkawa, Cleveland and Mississippian plays of the Anadarko Basin, the Avalon, Bone Spring and Wolfcamp plays of the Permian Basin, the Eagle Ford Shale in South Texas and the Niobrara Shale in Wyoming and Colorado. As of September 30, 2010, the company owned approximately 3.1 million net leasehold acres in unconventional liquids-rich plays.

We began 2010 with estimated proved reserves of 14.254 trillion cubic feet equivalent, or tcfe, and ended the third quarter of 2010 with 16.223 tcfe, an increase of 1.969 tcfe, or approximately 14%. During the nine months ended September 30, 2010, we replaced 767 bcfe of production with an internally estimated 2.736 tcfe of new proved reserves, for a reserve replacement rate of 357%. Proved reserve movement in the first nine months of 2010 included 3.355 tcfe of extensions, 611 bcfe of positive performance revisions and 219 bcfe of positive revisions resulting from an increase in the twelve-month trailing average natural gas and oil prices between December 31, 2009 and September 30, 2010. During the first nine months of 2010, we acquired 50 bcfe of estimated proved reserves and divested 1.499 tcfe of estimated proved reserves.

During the nine months ended September 30, 2010, we continued the industry’s most active drilling program, drilling 1,041 gross operated wells (676 net wells with an average working interest of 65%) and participating in another 911 gross wells operated by other companies (118 net wells with an average working interest of 13%). The company’s drilling success rate was 99% for company-operated wells and 98% for non-operated wells. During the same period, we invested $3.308 billion in operated wells (using an average of 127 operated rigs) and $545 million in non-operated wells (using an average of 111 non-operated rigs) for total drilling, completing and equipping costs of $3.853 billion (net of carries).

Our total production for the nine months ended September 30, 2010 was 766.6 bcfe, comprised of 689.6 billion cubic feet, or bcf, of natural gas (90% on a natural gas equivalent basis) and 12.8 million barrels, or mmbbls, of oil and natural gas liquids (10% on a natural gas equivalent basis). Daily production during the nine months ended September 30, 2010 averaged 2.808 bcfe, an increase of 373 million cubic feet equivalent, or mmcfe, or approximately 15%, over the 2.435 bcfe produced per day during the nine months ended September 30, 2009.

Since 2000, we have built the largest combined inventories of onshore leasehold (13.8 million net acres as of September 30, 2010) and 3-D seismic (27.4 million acres as of September 30, 2010) in the U.S. and the largest inventory of U.S. natural gas shale play leasehold (2.8 million net acres as of September 30, 2010). We now own the largest inventory of leasehold in two of the Top 3 new unconventional liquids-rich plays—the Eagle Ford Shale and the Niobrara Shale. We are currently using 154 operated drilling rigs to further develop our inventory of approximately 40,000 net drill sites.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

Recent Developments

Update to Our Strategic and Financial Plan for 2011 and 2012

Fayetteville Shale, Frac Tech Holdings, LLC and Chaparral Energy, Inc. Asset Sales

We recently announced that we have commenced efforts to sell all of our Fayetteville Shale assets and our equity investments in Frac Tech Holdings, LLC and Chaparral Energy, Inc. We plan to use a portion of the net proceeds from these sales and our Niobrara project cooperation agreement discussed below to retire approximately $2.0 billion to $3.0 billion of our shorter-dated outstanding senior notes and to reduce borrowings under our corporate revolving bank credit facility. The amount of senior notes retired will depend in part on our ability to acquire such notes in the market or through tender offers. We are seeking to complete these sales during the first half of 2011.

We own approximately 487,000 net acres of leasehold in the Fayetteville Shale and our current net natural gas production there is approximately 415 mmcfe per day, or approximately 13.8% of our total daily production, and our total net production there was 136.8 bcfe for the twelve-month period ended December 31, 2010, or approximately 13% of our total net production during that period. Estimated proved reserves attributable to the Fayetteville Shale were 2.4 tcfe, or approximately 14% of our total proved reserves, as of December 31, 2010. We own a 25.8% equity interest in Frac Tech Holdings, LLC and a 20% equity interest in Chaparral Energy, Inc.

Each of these asset sales is subject to changes in market conditions and other factors, and there can be no assurance that we will complete these transactions on a timely basis or at all.

Niobrara Project Cooperation Agreement

In January 2011, we entered into an agreement with CNOOC International Limited, a wholly-owned subsidiary of CNOOC Limited, under which it will purchase a 33.3% undivided interest in our 800,000 net natural gas and oil leasehold acres in the DJ and Powder River Basins in northeast Colorado and southeast Wyoming. The consideration for the transaction will be $570 million in cash at closing. In addition, CNOOC has agreed to fund 66.7% of our share of drilling and completion costs until an additional $697 million has been paid, which we expect to occur by year-end 2014. Closing of the transaction, which is subject to customary conditions, is anticipated in the first quarter of 2011.

25/25 Plan

In January 2011 we updated our strategic and financial plan originally announced in May 2010 with our “25/25 Plan.” The 25/25 Plan details our intention to reduce our outstanding long-term indebtedness by 25% by the end of 2012 and to reduce our planned two-year net production growth rate to 25% from the previous target of 30% to 40%. The reduction in our projected production growth rate is the result of asset divestitures that we plan to execute during that period, including our Fayetteville Shale asset divestiture described above. We plan to fund the debt reduction primarily with proceeds from asset sales.

Asset Sale to Chesapeake Midstream Partners, L.P.

In December 2010, we sold our Springridge natural gas gathering system and related facilities in the Haynesville Shale to our affiliate Chesapeake Midstream Partners, L.P. (“CHKM”) for cash consideration of $500 million. In connection with this transaction, we entered into a ten-year natural gas gathering agreement with CHKM covering Haynesville and Bossier Shale production.

Eagle Ford Project Cooperation Agreement

In November 2010, we closed a project cooperation agreement with CNOOC, under which it purchased a 33.3% undivided interest in our 600,000 net natural gas and oil leasehold acres in the Eagle Ford Shale play in South Texas. The consideration for the transaction was $1.12 billion in cash. In addition, CNOOC has agreed to fund 75% of our share of drilling and completion costs up to $1.08 billion, which we expect to occur by year-end 2012.

Amended and Restated Corporate Revolving Bank Credit Facility

In December 2010, we amended and restated our corporate revolving bank credit facility to, among other things, increase the aggregate borrowing commitments thereunder from $3.5 billion to $4.0 billion and to extend the maturity to December 2015. For a more detailed description of our corporate revolving bank credit facility, please read “Description of Certain Other Indebtedness—Corporate Revolving Bank Credit Facility. ”

Operational Results

On January 6, 2011, we announced the following preliminary operational information related to the 2010 fourth quarter and full year:

•

average daily production for the 2010 fourth quarter of 2.9 bcfe, a decrease of 4% below the 3.0 bcfe produced per day in the 2010 third quarter and an increase of 11% over the 2.6 bcfe of daily production in the 2009 fourth quarter (2010 fourth quarter production would have increased 7% sequentially and 25% year over year excluding the sale of future production through a volumetric production payment covering a portion of our Barnett Shale assets, including approximately 350 mmcfe per day of production in the 2010 fourth quarter);

•

average daily production for the 2010 fourth quarter consisted of 2.6 bcf of natural gas (88% on a natural gas equivalent basis) and approximately 59,500 barrels of oil and natural gas liquids (12% on a natural gas equivalent basis), which represented year-over-year growth rates of 5% for natural gas production and 100% for oil and natural gas liquids production;

•	average daily production for the 2010 full year of 2.8 bcfe, an increase of 14% over the 2.5 bcfe of daily production for the 2009 full year; and

•

year-end 2010 estimated proved reserves of approximately 16.9 tcfe, an increase of approximately 2.6 tcfe, or 18%, over year-end 2009 estimated proved reserves of 14.3 tcfe, which growth occurred despite net divestitures of approximately 1.4 tcfe of proved reserves during 2010.

THE OFFERING

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Chesapeake Energy Corporation.

Notes Offered	$1.0 billion in aggregate principal amount of our % Senior Notes due 2021.

Maturity Date	February 15, 2021.

Interest	Interest on the notes will accrue at an annual rate of %. Interest will be paid semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2011.

Guarantees	The notes will be unconditionally guaranteed, jointly and severally, by (i) each of our existing subsidiaries, other than Chesapeake Midstream Development, L.P. and its subsidiaries and its general partner (the “Chesapeake Midstream Companies”) and certain de minimis subsidiaries, and (ii) each of our future subsidiaries that guarantees any other indebtedness of us or a subsidiary guarantor in excess of $25 million. The guarantee will be released automatically if we dispose of the subsidiary guarantor or it ceases to guarantee certain other indebtedness of us or any other subsidiary guarantor. See “Description of Notes—Guarantees.”

At September 30, 2010, the total assets and total liabilities of our non-guarantor subsidiaries were approximately $2.635 billion and $2.514 billion, respectively. For the nine-month period ended September 30, 2010, our non-guarantor subsidiaries generated $179 million and $89 million of our revenues and net income (loss) attributable to Chesapeake, respectively.

Ranking	The notes will be unsecured and will rank equally in right of payment to all of our existing and future senior indebtedness. The notes will rank senior in right of payment to all of our future subordinated indebtedness. The notes will be effectively subordinated to our and our guarantor subsidiaries’ existing and future secured debt and other secured obligations, including under our corporate revolving bank credit facility and our multi-counterparty secured hedging facility, to the extent of the value of the assets securing amounts outstanding under such facilities. The notes will also be effectively subordinated to the debt of any non-guarantor subsidiaries, including the obligations of the Chesapeake Midstream Companies under the midstream revolving bank credit facility. See “Description of Notes—Ranking.”

As of September 30, 2010, we had approximately $12.209 billion in principal amount of senior indebtedness outstanding, $2.487 billion of which was secured. After giving effect to the transactions described in “Capitalization,” including the completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had, on a pro forma basis as of September 30, 2010, approximately $12.225 billion in principal amount of senior indebtedness outstanding, $1.503 billion of which would have been secured.

Optional Redemption	We may redeem some or all of the notes at any time prior to maturity at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption, described under “Description of Notes—Optional Redemption.”

Restrictive Covenants	The indenture governing the notes contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	create liens securing certain indebtedness;

•	enter into certain sale-leaseback transactions; and

•	consolidate, merge or transfer assets.

The covenants are subject to a number of exceptions and qualifications. See “Description of Chesapeake Debt Securities—Certain Covenants” in the accompanying prospectus.

Use of Proceeds	We expect the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses, to be approximately $984 million. We intend to use the net proceeds from this offering to repay amounts outstanding under our corporate revolving bank credit facility. See “Use of Proceeds.”

Book-Entry, Delivery and Form	Initially, the notes will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

Conflicts of Interest	Because affiliates of Wells Fargo Securities, LLC will receive more than 5% of the net proceeds of this offering, this offering is being made in compliance with Rule 5121 of the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. No underwriter having a conflict of interest under FINRA Rule 5121 will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder.

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as set out in the section entitled “Where You Can Find More Information.” In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2009, 2008 and 2007 and the nine months ended September 30, 2010 and 2009. This data (other than balance sheet data for 2007, which was derived from previously filed audited financial statements) was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 and from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2010, each of which is incorporated by reference herein. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period. The historical financial information may not be indicative of our future performance. The financial data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in such Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
	($ in millions, except per share data)
Statement of Operations Data:
Revenues:
Natural gas and oil sales	$5,049	$7,858	$5,624	$4,698	$3,681
Marketing, gathering and compression sales	2,463	3,598	2,040	2,520	1,660
Service operations revenue	190	173	136	173	139

Total Revenues	7,702	11,629	7,800	7,391	5,480

Operating Costs:
Production expenses	876	889	640	652	670
Production taxes	107	284	216	119	71
General and administrative expenses	349	377	243	340	259
Marketing, gathering and compression expenses	2,316	3,505	1,969	2,429	1,569
Service operations expense	182	143	94	154	136
Natural gas and oil depreciation, depletion and amortization	1,371	1,970	1,835	1,025	1,037
Depreciation and amortization of other assets	244	174	153	159	177
Impairment of natural gas and oil properties	11,000	2,800	—	—	9,600
Impairment or loss on sale of other property and equipment	168	30	—	37	159
Restructuring costs	34	—	—	—	34

Total Operating Costs	16,647	10,172	5,150	4,915	13,712

Income (loss) from operations	(8,945)	1,457	2,650	2,476	(8,232)

Other Income (expense):
Interest expense	(113)	(271)	(401)	(12)	(52)
Loss on redemptions or exchanges of Chesapeake debt	(40)	(4)	—	(130)	(19)
Impairment of investments	(162)	(180)	—	(16)	(162)
Gain on sale of investments	—	—	83	—	—
Other income (expense)	(28)	(11)	15	202	(25)

Total Other Income (Expense)	(343)	(466)	(303)	44	(258)

Income (loss) before income taxes	(9,288)	991	2,347	2,520	(8,490)

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
	($ in millions, except per share data)
Income tax expense (benefit):
Current income taxes	4	423	29	4	1
Deferred income taxes	(3,487)	(36)	863	966	(3,185)

Total income tax expense (benefit)	(3,483)	387	892	970	(3,184)

Net income (loss)	(5,805)	604	1,455	1,550	(5,306)
Net (income) attributable to noncontrolling interest	(25)	—	—	—	—

Net income (loss) attributable to Chesapeake	(5,830)	604	1,455	1,550	(5,306)

Preferred stock dividends	(23)	(33)	(94)	(68)	(18)
Loss on conversion/exchange of preferred stock	—	(67)	(128)	—	—

Net income (loss) available to Chesapeake common stockholders	$(5,853)	$504	$1,233	$1,482	$(5,324)

Earnings (loss) per common share—basic	$(9.57)	$0.94	$2.70	$2.35	$(8.78)
Earnings (loss) per common share—assuming dilution	$(9.57)	$0.93	$2.63	$2.24	$(8.78)
Cash dividends declared per common share	$0.30	$0.2925	$0.2625	$0.225	$0.225

Cash Flow Data:
Cash provided by operating activities	$4,356	$5,357	$4,974	$3,971	$3,131
Cash used in investing activities	(5,462)	(9,965)	(7,964)	(5,665)	(3,654)
Cash provided by (used in) financing activities	(336)	6,356	2,988	1,996	(706)

Other Financial Data:
Ratio of earnings (loss) to fixed charges(1)(2)	(9.9)x	1.6x	4.0x	4.0x	(12.1)x
Insufficient coverage	9,726	—	—	—	8,817
Ratio of total debt to EBITDA	(1.6)x	3.9x	2.1x	—	—
EBITDA(3)	$(7,560)	$3,406	$4,736	$3,716	$(7,224)

Balance Sheet Data:
Total assets	$29,914	$38,593	$30,764	$34,333	$29,719
Long-term debt, net	12,295	13,175	10,178	11,445	12,073
Total equity	12,341	17,017	12,624	15,273	12,829

(1)	For purposes of determining the ratios of earnings (loss) to fixed charges, earnings (loss) are defined as net income (loss) before income taxes, cumulative effect of accounting changes, interest expense, pretax gain or loss on investment in equity investees in excess of distributed earnings, amortization of capitalized interest and loan cost amortization. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and loan cost amortization.
(2)	The ratio of earnings to fixed charges for the years ended December 31, 2005 and 2006 was 5.6x and 7.0x, respectively.
(3)	EBITDA represents net income (loss) before income tax expense (benefit), interest expense, natural gas and oil depreciation, depletion and amortization and depreciation and amortization of other assets. EBITDA is presented as a supplemental financial measurement in the evaluation of our business. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies. EBITDA is also a financial measurement that, with certain negotiated adjustments, is used in the financial covenants in our corporate revolving bank credit facility. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income, income from operations or cash flow provided by operating activities prepared in accordance with GAAP.

EBITDA is reconciled to net income (loss) as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
	($ in millions)
Net income (loss)	$(5,805)	$604	$1,455	$1,550	$(5,306)
Income tax expense (benefit)	(3,483)	387	892	970	(3,184)
Interest expense (income)	113	271	401	12	52
Natural gas and oil depreciation, depletion and amortization	1,371	1,970	1,835	1,025	1,037
Depreciation and amortization of other assets	244	174	153	159	177

EBITDA	$(7,560)	$3,406	$4,736	$3,716	$(7,224)

Summary Reserve Information

The following table sets forth our estimated proved reserves and the present value of our proved reserves as of December 31, 2009. For the purpose of determining the economic producibility of our proved reserves, we used the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ended December 31, 2009, which were $3.87 per thousand cubic feet, or mcf, of natural gas and $61.14 per barrel of oil.

	Natural Gas (bcf)	Oil (mmbbl)	Natural Gas Equivalent (bcfe)	Percent of Proved Reserves	Present Value(1) ($ in millions)
Barnett Shale	3,433	0.2	3,434	24%	$1,502
Fayetteville Shale	2,167	—	2,167	15	1,060
Haynesville Shale	1,834	—	1,834	13	703
Marcellus Shale	259	—	259	2	331
Bossier Shale	—	—	—	—	—
Eagle Ford Shale	—	—	—	—	—
Mid-Continent	3,646	75.4	4,098	29	4,280
Permian and Delaware Basins	482	43.2	741	5	850
South Texas/Gulf Coast/Ark-La-Tex	540	4.1	565	4	431
Appalachian Basin	1,149	1.1	1,156	8	292

Total	13,510	124.0	14,254	100%	$9,449

(1)	Represents the present value, discounted at 10% per annum, of estimated future net revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions at December 31, 2009. The prices used in our external and internal reserve reports were calculated by using the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ended December 31, 2009, and were $3.87 per mcf of natural gas and $61.14 per barrel of oil, before price differential adjustments. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity hedges in place at December 31, 2009. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization. Estimated future net revenue and the present value thereof differ from future net cash flows and the standardized measure thereof only because the former do not include the effects of estimated future income tax expenses ($1.2 billion as of December 31, 2009). Management uses future net revenue, which is calculated without deducting estimated future income tax expenses, and the present value thereof as one measure of the value of the company’s current proved reserves and to compare relative values among peer companies without regard to income taxes. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2009 present value of estimated future net revenue of proved reserves of approximately $500 million and $60 million, respectively.

Summary Production, Sales, Prices and Expenses Data

The following table sets forth information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
Net Production:
Natural gas (bcf)	834.8	775.4	655.0	689.6	610.3
Oil (mmbbl)	11.8	11.2	9.9	12.8	9.1
Natural gas equivalent (bcfe)	905.5	842.7	714.3	766.6	664.6

Natural Gas and Oil Sales ($ in millions):
Natural gas sales	$2,635	$6,003	$4,117	$2,504	$1,819
Natural gas derivatives—realized gains (losses)	2,313	267	1,214	1,418	1,771
Natural gas derivatives—unrealized gains (losses)	(492)	521	(139)	534	(398)

Total natural gas sales	4,456	6,791	5,192	4,456	3,192

Oil sales	656	1,066	678	739	461
Oil derivatives—realized gains (losses)	33	(275)	(11)	66	31
Oil derivatives—unrealized gains (losses)	(96)	276	(235)	(563)	(3)

Total oil sales	593	1,067	432	242	489

Total natural gas and oil sales	$5,049	$7,858	$5,624	$4,698	$3,681

Average Sales Price (excluding gains (losses) on derivatives):
Natural gas ($ per mcf)	$3.16	$7.74	$6.29	$3.63	$2.98
Oil ($ per bbl)	$55.60	$95.04	$68.64	$57.57	$50.97
Natural gas equivalent ($ per mcfe)	$3.63	$8.39	$6.71	$4.23	$3.43

Average Sales Price (excluding unrealized gains (losses) on derivatives):
Natural gas ($ per mcf)	$5.93	$8.09	$8.14	$5.69	$5.88
Oil ($ per bbl)	$58.38	$70.48	$67.50	$62.75	$54.37
Natural gas equivalent ($ per mcfe)	$6.22	$8.38	$8.40	$6.17	$6.14

Other Operating Income(1) ($ per mcfe):
Marketing, gathering and compression net margin	$0.16	$0.11	$0.10	$0.12	$0.14
Service operations net margin	$0.01	$0.04	$0.06	$0.03	$—

Expenses ($ per mcfe):
Production expenses	$0.97	$1.05	$0.90	$0.85	$1.01
Production taxes	$0.12	$0.34	$0.30	$0.16	$0.11
General and administrative expenses	$0.38	$0.45	$0.34	$0.44	$0.39
Natural gas and oil depreciation, depletion and amortization	$1.51	$2.34	$2.57	$1.34	$1.56
Depreciation and amortization of other assets	$0.27	$0.21	$0.21	$0.21	$0.27
Interest expense(2)	$0.22	$0.22	$0.50	$0.11	$0.24

(1)	Includes revenue and operating costs and excludes depreciation and amortization of other assets.
(2)	Includes the effects of realized gains or losses from interest rate derivatives, but does not include the effects of unrealized gains or losses and is net of amounts capitalized.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following risks related to our business and the offering should be considered carefully before making an investment in the notes offered hereby.

Risks Related to Our Business

Natural gas and oil prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse effect on our business.

Our revenues, operating results, profitability and ability to grow depend primarily upon the prices we receive for the natural gas and oil we sell. We require substantial expenditures to replace reserves, sustain production and fund our business plans. Lower natural gas or oil prices can negatively affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. In addition, lower prices may result in ceiling test write-downs of our natural gas and oil properties. We urge you to read the risk factors below for a more detailed description of each of these risks.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	domestic and worldwide supplies of natural gas, natural gas liquids and oil, including U.S. inventories of natural gas and oil reserves;

•	weather conditions;

•	changes in the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability, proximity and capacity of pipelines, other transportation facilities and processing facilities;

•	the level and effect of trading in commodity futures markets, including by commodity price speculators and others;

•	the price and level of foreign imports;

•	the nature and extent of domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and gas producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Further, the prices of natural gas and oil do not necessarily move in tandem. Because approximately 95% of our estimated reserves at December 31, 2009 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of September 30, 2010, we had approximately $12.209 billion in principal amount of senior indebtedness outstanding, and our net indebtedness represented 42% of our total book capitalization. After giving effect to the transactions described in “Capitalization,” including the completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had, on a pro forma basis as of September 30, 2010, approximately $12.225 billion in principal amount of senior indebtedness outstanding, and our net indebtedness would have represented 42% of our total book capitalization. As of February 4, 2010, we had outstanding borrowings of $3.107 billion outstanding under our corporate revolving bank credit facility.

Our level of indebtedness affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	the midstream revolving bank credit facility restricts the payment of dividends or distributions to Chesapeake;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and

•

a lowering of the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate we pay on our corporate revolving bank credit facility.

The borrowing base of our corporate revolving bank credit facility is subject to periodic redetermination and is based in part on natural gas and oil prices. A lowering of our borrowing base because of lower natural gas and oil prices or for other reasons could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral. We may incur additional debt, including secured indebtedness, in order to develop our properties and make future acquisitions. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital. In addition, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under that indebtedness, which could adversely affect our business, financial condition and results of operations. We recently announced that, as part of our 25/25 strategic and financial plan, we intend to sell certain of our assets and apply a portion of the net proceeds to retire $2.0 billion to $3.0 billion of our shorter-dated outstanding senior notes and to reduce borrowings under our corporate revolving bank credit facility. If we are unable to consummate the sale transactions that we have announced or if such transactions do not generate the proceeds we are anticipating, we would be required to obtain funds from other monetization transactions or other sources in order to achieve our 25/25 strategic and financial plan.

Declines in the prices of natural gas and oil could result in a write-down of our asset carrying values.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ending in the quarter, adjusted for the impact of derivatives accounted for as cash flow hedges. We are required to write down the carrying value of our natural gas and oil assets if capitalized costs exceed the ceiling limit, and such write-downs can be material. For example, our financial statements for the year ended December 31, 2009 reflect an impairment of approximately $6.9 billion, net of income tax, of our natural gas and oil properties.

The risk that we will be required to write-down the carrying value of our natural gas and oil properties increases when natural gas and oil prices are low or volatile. We may experience ceiling test write-downs or other impairments in the future.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our corporate revolving bank credit facility, debt and equity issuances and asset monetizations. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 42% of our total estimated proved reserves (by volume) at December 31, 2009 were undeveloped. By their nature, estimates of proved undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates at December 31, 2009 reflected a decline in the production rate on producing properties of approximately 28% in 2010 and 18% in 2011. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement contains and incorporates by reference estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2009, approximately 42% of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to make significant capital expenditures to convert our proved undeveloped reserves (“PUDs”) into proved developed reserves, including approximately $8.0 billion during the five years ending in 2014. You should be aware that the estimated development costs may not be accurate, development may not occur as scheduled and results may not be as estimated. If we choose not to develop PUDs, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, under the SEC’s reserve reporting rules, because PUDs generally may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking, we may be required to write off any PUDs that are not developed within this five-year time frame.

You should not assume that the present values included or incorporated by reference in this prospectus supplement represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The price on the date of estimate is calculated as the average natural gas and oil price during the 12 months ending in the current reporting period, determined as the unweighted arithmetic average of prices on the first day of each month within the 12-month period. The December 31, 2009 present value is based on $3.87 per mcf of natural gas and $61.14 per barrel of oil before price differential adjustments. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect the actual future net cash flows from our production.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Our 2009 year-end reserve estimates are not directly comparable to prior estimates because of new reporting rules.

The year-end 2009 proved reserves estimates presented in our 2009 Annual Report on Form 10-K have been prepared using new SEC disclosure rules that differ in a number of respects from prior rules. As a result of changes in the reporting rules, our reserve estimates beginning with year-end 2009 are not directly comparable to our previously-reported reserves.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We acquire significant amounts of unproved property in order to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire unproved properties and lease undeveloped acreage that we believe will enhance our growth potential and increase our earnings over time. However, we cannot assure you that all prospects will be economically viable or that we will not abandon our initial investments. Additionally, there can be no assurance that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient commercial quantities to cover the drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and many factors can adversely affect the economics of a well or property. Drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, equipment failures or accidents, shortages of equipment or personnel, environmental issues and for other reasons. In addition, wells that are profitable may not meet our internal return targets, which are dependent upon the current and future market prices for natural gas and crude oil, costs associated with producing natural gas and oil and our ability to add reserves at an acceptable cost. We rely to a significant extent on seismic data and other advanced technologies in identifying unproved property prospects and in conducting our exploration activities. The seismic data and other technologies we use do not allow us to know conclusively, prior to acquisition of unproved property or drilling a well, whether natural gas or oil is present or may be produced economically. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. Drilling results in our newer natural gas and liquids shale plays may be more uncertain than in natural gas shale plays that are more developed and have longer established production histories. We can provide no assurance that drilling and completion techniques that have proven to be successful in other shale formations to maximize recoveries will be ultimately successful when used in new shale formations.

Certain of our undeveloped leasehold assets are subject to leases that will expire over the next several years unless production is established on units containing the acreage.

Leases on natural gas and oil properties typically have a term of three to five years after which they expire unless, prior to expiration, a well is drilled and production of hydrocarbons in paying quantities is established. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. While we seek to actively manage our leasehold inventory using our drilling rig fleet and service operations to drill sufficient wells to hold the leasehold that we believe is material to our operations, our drilling plans for these areas are subject to change based upon various factors, including drilling results, natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints and regulatory approvals.

Our hedging activities may reduce the realized prices we receive for our natural gas and oil sales, require us to provide collateral for hedging liabilities and involve risk that our counterparties may be unable to satisfy their obligations to us.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected.

Hedging transactions involve the risk that counterparties, which are generally financial institutions, may be unable to satisfy their obligations to us. Although the counterparties to our multi-counterparty secured hedge facility are required to secure their hedging obligations to us under certain scenarios, if any of our counterparties were to default on its obligations to us under the hedging contracts or seek bankruptcy protection, it could have an adverse effect on our ability to fund our planned activities and could result in a larger percentage of our future production being subject to commodity price changes. The risk of counterparty default is heightened in a poor economic environment.

A substantial portion of our natural gas and oil derivative contracts are with the 12 counterparties to our multi-counterparty hedging facility. Our obligations under the facility are secured by natural gas and oil proved reserves, the value of which must cover the fair value of the transactions outstanding under the facility by at least 1.65 times. Under certain circumstances, such as a spike in volatility measures without a corresponding change in commodity prices, the collateral value could fall below the coverage designated, and we would be required to post additional reserve collateral to our hedge facility. If we did not have sufficient unencumbered natural gas and oil properties available to cover the shortfall, we would be required to post cash or letters of credit with the counterparties. Future collateral requirements are dependent to a great extent on natural gas and oil prices.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to liabilities, including environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of natural gas, oil, brine or well fluids and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. Some of these risks or hazards could materially and adversely affect our revenues and expenses by reducing or shutting in production from wells or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources or equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our generation, handling and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. There are currently enforcement actions pending against us in Pennsylvania and West Virginia related, respectively, to methane migration and compliance with section 404 of the Clean Water Act, which may result in monetary sanctions. For our non-operated properties, we are dependent on the operator for operational and regulatory compliance. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities, and our insurance does not cover penalties or fines that may be assessed by a governmental authority. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Potential legislative and regulatory actions could increase our costs, reduce our revenue and cash flow from natural gas and oil sales, reduce our liquidity or otherwise alter the way we conduct our business.

The activities of exploration and production companies operating in the United States are subject to extensive regulation at the federal, state and local levels. Changes to existing laws and regulations or new laws and regulations such as those described below could, if adopted, have an adverse effect on our business.

Federal Taxation of Independent Producers

Recent federal budget proposals would potentially increase and accelerate the payment of federal income taxes of independent producers of natural gas and oil. Proposals that would significantly affect us would repeal the expensing of intangible drilling costs, repeal the percentage depletion allowance and increase the amortization period of geological and geophysical expenses. These changes, if enacted, will make it more costly for us to explore for and develop our natural gas and oil resources.

OTC Derivatives Regulation

In July of 2010, the U.S. Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which contains measures aimed at increasing the transparency and stability of the over-the-counter (“OTC”) derivative markets and preventing excessive speculation. We maintain an active price and basis protection hedging program related to the natural gas and oil we produce to manage the risk of low commodity prices and to predict with greater certainty the cash flow from our hedged production. We have used the OTC market exclusively for our natural gas and oil derivative contracts. The Dodd-Frank Act and the rules and regulations promulgated thereunder could reduce trading positions in the energy futures markets. Such changes could materially reduce our hedging opportunities and negatively affect our revenues and cash flow during periods of low commodity prices.

Hydraulic Fracturing

Hydraulic fracturing is used in drilling and completing many natural gas and oil wells. Certain environmental and other groups have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process. We cannot predict whether any such federal, state or local laws or regulations will be enacted and, if so, what actions any such laws or regulations would require or prohibit. If additional levels of regulation or permitting requirements were imposed through the adoption of new laws and regulations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions.

Climate Change

Various state governments and regional organizations are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as our equipment and operations. At the federal level, the EPA has already made findings and issued proposed regulations that could lead to the imposition of restrictions on greenhouse gas emissions from stationary sources such as ours and that could require us to establish and report an inventory of greenhouse gas emissions. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect demand for the natural gas and oil that we sell. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas and oil.

The decline in general economic, business and industry conditions since 2008 and the current economic uncertainty may have a material adverse effect on our results of operations, liquidity and financial condition.

Since 2008, concerns over sovereign debt levels, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy.

These factors, combined with volatile natural gas and oil prices, the decline in business and consumer confidence and high unemployment, precipitated an economic slowdown and a recession. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates further, demand for petroleum products could continue to diminish and prices for natural gas and oil could continue to decrease, which could adversely impact our results of operations, liquidity and financial condition.

Our cash flow from operations, our revolving bank credit facilities and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Poor economic conditions may negatively affect:

•	our ability to access the capital markets at a time when we would like, or need, to raise capital;

•	the number of participants in our proposed asset monetization transactions or the values we are able to realize in those transactions, making them uneconomic or harder or impossible to consummate;

•

the collectability of our trade receivables could cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection; or

•	the ability of our joint venture partners to meet their obligations to fund a portion of our drilling costs under our joint venture arrangements.

Our operations may be adversely affected by oilfield services shortages, pipeline and gathering system capacity constraints and various transportation interruptions.

From time to time, we experience delays in drilling and completing our natural gas and oil wells. Because of the large scale of our operations, there may not be available drilling rigs of the type we require in certain areas of our operations. Additionally, there is currently a shortage of hydraulic fracturing capacity, especially in the U.S. natural gas and oil shales where hydraulic fracturing is necessary for the successful development of wells. In developing plays, the demand for equipment such as pipe and compressors can exceed the supply, and it is challenging to attract and retain qualified oilfield workers. Delays in developing our natural gas and oil assets for these and other reasons could negatively affect our revenues and cash flow.

In certain natural gas shale plays, the capacity of gathering systems and transportation pipelines is insufficient to accommodate potential production from existing and new wells. Capital constraints could limit new pipelines and gathering systems built by third parties, and we may experience delays in building intrastate gathering systems necessary to transport our natural gas to interstate pipelines. Until this new capacity is available, we may experience delays in producing and selling our natural gas. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Risks Related to the Notes

Holders of the notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness and obligations.

Holders of our secured indebtedness and other secured obligations, which is comprised primarily of the indebtedness under our corporate revolving bank credit facility and our obligations to our hedging counterparties under our multi-counterparty secured hedging facility, have claims with respect to certain assets constituting collateral for their indebtedness and obligations that are prior to your claims under the notes. In the event of a default on the notes or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness and obligations secured thereby before any payment could be made on the notes. Accordingly, our secured indebtedness and obligations would effectively be senior to the notes to the extent of the value of the collateral securing that indebtedness and those obligations. The indenture under which the notes will be issued permits us to incur secured obligations other than certain funded debt without equally and ratably securing the notes and limits, but does not prohibit, us from issuing funded debt that is secured without equally and ratably securing the notes. Holders of any such additional secured indebtedness or other obligations would also have claims with respect to our assets constituting collateral for their indebtedness and obligations that are prior to your claims under the notes. To the extent the value of the collateral is not sufficient to satisfy such indebtedness and obligations, the holders of that indebtedness and those obligations would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets. In addition, in certain circumstances a subsidiary may not be required to be, or may be delayed in becoming, a subsidiary guarantor.

The notes also will be structurally subordinated to any indebtedness of a subsidiary that is not a subsidiary guarantor. The Chesapeake Midstream Companies do not guarantee any of our other senior indebtedness and will not guarantee the notes. Additionally, the Chesapeake Midstream Companies are parties to a $300 million midstream revolving bank credit facility which is secured by substantially all of the assets of the Chesapeake Midstream Companies. As a consequence, holders of the notes will be structurally subordinated to all indebtedness and obligations of the Chesapeake Midstream Companies, including debt incurred under the midstream revolving bank credit facility.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able only to rely on us to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay those debts as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

We conduct substantially all of our operations through our subsidiaries, and we rely on dividends, distributions, proceeds from intercompany transactions and the like from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and other obligations. To the extent that a subsidiary has not guaranteed the notes or such subsidiary’s guarantee is voided, holders of the notes will be effectively subordinated to all existing and future liabilities of such subsidiary. The Chesapeake Midstream Companies will not guarantee the notes offered hereby. Additionally, the midstream revolving bank credit facility contains a covenant limiting the ability of Chesapeake Midstream Development, L.P. to pay dividends or make distributions to Chesapeake.

You may find it difficult to sell your notes.

Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act of 1933, as amended (the “Securities Act”), and intend to apply for a listing of the notes on the New York Stock Exchange, there can be no assurance as to the liquidity of markets for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not exist or develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

The notes are not subject to a change-of-control put option and lack many of the covenants typically found in other comparably rated public debt securities.

Although we anticipate that the notes will be rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection for holders that is provided by a change-of-control put option and several financial and other restrictive covenants typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

The primary restrictive covenants contained in the indenture under which the notes will be issued will limit only our ability and certain of our subsidiaries’ ability to create liens securing certain indebtedness, enter into certain sale-leaseback transactions and consolidate, merge or transfer assets.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $984 million after deducting underwriting discounts and commissions and the estimated expenses of the offering. We intend to use the net proceeds from this offering to repay amounts outstanding under our corporate revolving bank credit facility, which we may reborrow from time to time. Our corporate revolving bank credit facility matures in December 2015 and amounts outstanding thereunder presently bear interest at a rate of 2.03% per annum. This offering is a part of our 2011 liability management program, which contemplates extending the maturity profile of our outstanding indebtedness, retiring approximately $2.0 billion to $3.0 billion of our shorter-dated senior notes and reducing borrowings under our corporate revolving bank credit facility using the proceeds from our recently announced planned asset sales.

Because affiliates of Wells Fargo Securities, LLC will receive more than 5% of the net proceeds of this offering, this offering is being made in compliance with Rule 5121 of the FINRA rules. Accordingly, Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. No underwriter having a conflict of interest under FINRA Rule 5121 will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2010:

•	on a historical basis;

•

on a pro forma basis to reflect the consummation of this offering and the application of approximately $984 million in net proceeds to repay amounts outstanding under our corporate revolving bank credit facility.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, and in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2010, each of which is incorporated by reference herein.

	As of September 30, 2010
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$609	$609

Long-term debt:
Corporate revolving bank credit facility(1)	$2,237	$1,253
Midstream revolving bank credit facility	250	250
7.625% Senior Notes due 2013	500	500
9.500% Senior Notes due 2015	1,425	1,425
6.250% Euro-denominated Senior Notes due 2017(2)	816	816
6.500% Senior Notes due 2017	1,100	1,100
6.875% Senior Notes due 2018	600	600
7.250% Senior Notes due 2018	800	800
6.625% Senior Notes due 2020	1,400	1,400
6.875% Senior Notes due 2020	500	500
% Senior Notes due 2021	—	1,000
2.750% Contingent Convertible Senior Notes due 2035	451	451
2.500% Contingent Convertible Senior Notes due 2037	1,378	1,378
2.250% Contingent Convertible Senior Notes due 2038	752	752
Interest rate derivatives	36	36
Discount on senior notes	(800)	(800)

Total long-term debt	$11,445	$11,461
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
5.75% Cumulative Non-Voting Convertible Preferred Stock, 1,500,000 shares issued and outstanding, entitled in liquidation to $1.5 billion	1,500	1,500
5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A), 1,100,000 shares issued and outstanding, entitled in liquidation to $1.1 billion	1,100	1,100
4.50% Cumulative Convertible Preferred Stock, 2,558,900 shares issued and outstanding, entitled in liquidation to $256 million	256	256
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 2,095,615 shares issued and outstanding, entitled in liquidation to $209 million	209	209
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 655,330,601 shares issued and outstanding	7	7
Paid-in capital	12,138	12,138
Retained earnings (deficit)	57	57
Accumulated other comprehensive income, net of tax of ($16) million	25	25
Less: treasury stock, at cost: 1,049,382 common shares	(19)	(19)

Total stockholders’ equity	$15,273	$15,273

Total capitalization	$26,718	$26,734

(1)	As of February 4, 2011, we had borrowings of $3.107 billion outstanding under our corporate revolving bank credit facility.
(2)	The principal amount shown is based on the dollar/euro exchange rate of $1.3601 to €1.00 as of September 30, 2010.

DESCRIPTION OF NOTES

Chesapeake Energy Corporation will issue the notes offered hereby (the “Notes”) under an indenture dated as of August 2 , 2010 (the “Base Indenture”), as supplemented by that certain Supplemental Indenture with respect to the Notes, to be dated the date of delivery of the Notes (which supplemental indenture we refer to as the “Supplemental Indenture” and, together with the Base Indenture, as the “Indenture”) among the Company, as issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is only a summary of certain material provisions of the Notes and the Indenture. This summary is not a complete description of all the provisions of the Notes and is subject to, and is qualified in its entirety by reference to, the Notes and the Indenture. You should read carefully the section entitled “Description of Chesapeake Debt Securities” in the accompanying prospectus for a description of other material terms of the Notes and the Base Indenture. For more information, we refer you to the Notes, the Base Indenture and the Supplemental Indenture, all of which you may request copies of at our address set forth under the heading “Where You Can Find More Information.”

In this description, the words “Company” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Notes will be issued as a new series of debt securities under the Indenture. The Notes will be general unsecured senior obligations of the Company and will be guaranteed by the Subsidiary Guarantors as described below under “—Guarantees.” The Notes will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company and rank senior in right of payment to all future Subordinated Indebtedness of the Company.

The Company will issue the Notes initially with a maximum aggregate principal amount of $1.0 billion. The Notes will mature on February 15, 2021. Interest on the Notes will accrue from February     , 2011 at an annual rate of     % and will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2011. We will make each interest payment to the Holders of record of the Notes at the close of business on February 1 or August 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Initially, the Trustee will act as paying agent and registrar for the Notes.

Payment and Transfer

Initially, the Notes will be issued only in global form registered in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”). Beneficial interests in Notes in global form will be shown on, and transfers of interests in Notes in global form will be made only through, records maintained by the Depositary and its participants. Any Notes in definitive form may be presented for registration of transfer or exchange at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the Trustee).

Payment of principal, or any premium or interest on Notes in global form registered in the name of the Depository’s nominee will be made in immediately available funds to the Depository’s nominee, as the registered Holder of such global notes. If any of the Notes is no longer represented by a global note, payment of interest on the Notes in definitive form may, at our option, be made at the corporate trust office of the Trustee indicated above or by check mailed directly to Holders at their respective registered addresses or by wire transfer to an account designated by a Holder.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. No interest will accrue for the period from and after the applicable interest payment date, maturity date or redemption date.

The Notes may be transferred or exchanged, and they may be presented for payment, at the office of the Trustee indicated in the Indenture, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

The registered Holder of a note will be treated as the owner of it for all purposes, and all references in this “Description of Notes” to “Holders” mean holders of record, unless otherwise indicated.

Further Issuances

We may from time to time, without notice or the consent of the Holders of the Notes, create and issue further Notes of the same series ranking equally and ratably with the original Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further Notes, the public offering price and the issue date), so that such further Notes form a single series with the original Notes and have the same terms as to status, redemption or otherwise as the original Notes.

Optional Redemption

The Notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the Make-Whole Price, plus accrued and unpaid interest on the Notes to be redeemed to the date of redemption.

“Make-Whole Amount” with respect to a Note means an amount equal any excess of (i) the present value of the remaining principal, any premium, and any interest payments due on such Note (excluding any portion of such payments of interest accrued as of the redemption date) as if such Note were redeemed on the Maturity Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the outstanding principal amount of such Note.

“Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Maturity Date.

“Make-Whole Price” means the sum of the outstanding principal amount of the Notes to be redeemed plus the Make-Whole Amount of such Notes.

“Treasury Rate” means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519), which has become publicly available at least two Business Days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the Notes assuming redemption of the Notes on the Maturity Date; provided, however, that if the Make-Whole Average Life of such Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Notes called for redemption become due on the redemption date. Notices of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address. The notice of redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the method of calculating the redemption price and each place that payment will be made upon presentation and surrender of Notes to be redeemed. If less than all of the Notes are redeemed at any time, the Trustee will select the Notes to be redeemed on a pro rata basis or by any other method the Trustee deems fair and appropriate. Unless we default in payment of the redemption price, interest will cease to accrue on the redemption date with respect to any Notes called for redemption.

Guarantees

Our payment obligations under the Notes will be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors, subject to the limitations described in the following paragraph. The Subsidiary Guarantors include each of our existing subsidiaries other than the Chesapeake Midstream Companies and certain de minimis subsidiaries. The Indenture provides that each Person that becomes a Subsidiary after the Issue Date of the Notes and guarantees any other Indebtedness of the Company or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Notes within 180 days after the later of (i) the date it becomes a Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into the Company or merges into an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Guarantee could be reduced to zero. Please read “Risk Factors—Risks Related to the Notes—A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.”

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Notes pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2) immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be automatically released and relieved of any obligations under its Guarantee.

Further, a Subsidiary Guarantor will be automatically released and relieved from any obligations under its Guarantee if it ceases to guarantee any other Indebtedness of the Company or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

Ranking

Senior Indebtedness versus Notes. The Indebtedness evidenced by the Notes and the Guarantees will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be.

As of September 30, 2010, we had approximately $12.209 billion in principal amount of Senior Indebtedness outstanding, $2.487 billion of which was secured. After giving effect to the transactions described in “Capitalization,” including the completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds, ” we would have had, on a pro forma basis as of September 30, 2010, approximately $12.225 billion in principal amount of Senior Indebtedness outstanding, $1.503 billion of which would have been secured.

Secured Indebtedness versus Notes. Secured debt and other secured obligations of the Company and the Subsidiary Guarantors (including obligations with respect to our corporate revolving bank credit facility and our multi-counterparty secured hedging facility) will be effectively senior to the Notes and the Subsidiary Guarantors’ Guarantee thereof to the extent of the value of the assets securing such debt or other obligations. Although the Indenture limits the incurrence of Funded Debt that is secured Indebtedness of the Subsidiary Guarantors, such limitations are subject to a number of significant qualifications, and the Indenture does not limit the incurrence of secured obligations other than Funded Debt or the incurrence of unsecured Indebtedness.

Liabilities of Subsidiaries versus Notes. Substantially all of the Company’s operations are conducted through its subsidiaries. Claims of creditors of any subsidiaries that are not Subsidiary Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred security holders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company’s creditors, including Holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and any preferred security holders of the Company’s subsidiaries that are not Subsidiary Guarantors. The Chesapeake Midstream Companies will not guarantee Chesapeake’s obligations under the Notes and, as a consequence, Holders of the Notes will be effectively subordinated to the creditors (including trade creditors and the lenders under the midstream revolving bank credit facility) and preferred security holders of the Chesapeake Midstream Companies.

Certain Covenants

The Indenture contains covenants that limit the Company’s and its Restricted Subsidiaries’ ability to:

•	create liens securing Funded Debt; and

•	enter into certain Sale/Leaseback Transactions.

Additionally, the Indenture contains covenants that limit the Company’s and the Subsidiary Guarantors’ ability to consolidate, merge and transfer assets. The foregoing covenants are subject to a number of exceptions and qualifications and are described more fully under “Description of Chesapeake Debt Securities—Certain Covenants” in the accompanying prospectus.

No Sinking Fund

We are not required to make any mandatory redemption in sinking fund payments with respect to the Notes.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following is a summary of certain of our indebtedness that will be outstanding following the consummation of this offering. The summary below of our corporate revolving bank credit facility and our other outstanding indebtedness and the indentures governing such indebtedness does not purport to be complete and is qualified in its entirety by reference to the applicable documents, copies of which we will provide you upon request.

Corporate Revolving Bank Credit Facility

Our corporate revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments (currently both are $4.0 billion) and matures in December 2015. As of September 30, 2010, we had outstanding borrowings of $2.237 billion under our corporate revolving bank credit facility and had utilized approximately $13 million of the facility for various letters of credit. As of February 4, 2011, we had outstanding borrowings of $3.107 billion under our corporate revolving bank credit facility. Borrowings under the facility are collateralized by certain of our natural gas and oil proved reserves and bear interest, at our option, at either (i) the greater of the reference rate of Union Bank, N.A. or the U.S. federal funds effective rate plus 0.50%, both of which are subject to a margin that varies from 0.50% to 1.25% per annum according to our senior unsecured long-term debt ratings, or (ii) the Eurodollar rate, which is based on the London Interbank Offered Rate (“LIBOR”), plus a margin that varies from 1.50% to 2.25% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. Chesapeake Exploration, L.L.C, our wholly-owned subsidiary, is the borrower under our corporate revolving bank credit facility and we and all of our other wholly-owned subsidiaries except the Chesapeake Midstream Companies and certain de minimis subsidiaries are guarantors.

The credit agreement contains various covenants and restrictive provisions, including those restricting our ability to incur additional indebtedness (excluding discount on senior notes), make investments or loans and create liens. The credit agreement requires us to maintain an indebtedness to EBITDA ratio (as defined in the credit agreement) and an indebtedness to total capitalization ratio (as defined in the credit agreement).

Senior Notes

At September 30, 2010, we had $7.1 billion in principal amount of senior notes outstanding and $2.6 billion in principal amount of contingent convertible senior notes outstanding. After giving effect to the completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds, ” we would have had, on a pro forma basis as of September 30, 2010, approximately $8.1 billion in principal amount of senior notes outstanding and $2.6 billion in principal amount of contingent convertible senior notes outstanding. There are no scheduled principal payments required on any of our senior notes until their final maturities, the first of which occurs in 2013 when $500 million is due.

Our outstanding senior notes are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. Our outstanding senior notes are jointly and severally, fully and unconditionally guaranteed by certain of our subsidiaries, excluding the Chesapeake Midstream Companies and certain de minimis subsidiaries.

Our contingent convertible senior notes are senior unsecured obligations of Chesapeake and rank pari passu in right of payment to all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. The contingent convertible senior notes are fully and unconditionally guaranteed, jointly and severally, by certain of our subsidiaries, excluding the Chesapeake Midstream Companies and certain de minimis subsidiaries. The indentures governing the contingent convertible senior notes do not have any financial or restricted payment covenants.

The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder’s option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2010, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2011 under this provision. The notes are also convertible, at the holder’s option, during specified five-day periods if the trading price of the notes is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note’s conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$48.62	May 14, 2016
2.5% due 2037	May 15, 2017, 2022, 2027, 2032	$64.26	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$107.36	June 14, 2019

Midstream Revolving Bank Credit Facility

Our $300 million midstream revolving bank credit facility is used to fund capital expenditures to build natural gas gathering and other systems for our drilling program and for general corporate purposes associated with our midstream operations. Borrowings under the midstream revolving bank credit facility are secured by all of the assets of the wholly owned subsidiaries (the “restricted subsidiaries”) of Chesapeake Midstream Development, L.P. (CMD), itself a wholly owned subsidiary of Chesapeake, and bear interest at our option at either (i) the greater of the reference rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, and the one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.75% to 2.25% per annum according to the most recent leverage ratio described below or (ii) the LIBOR plus a margin that varies from 2.75% to 3.25% per annum according to the most recent leverage ratio. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The midstream revolving bank credit facility agreement contains various covenants and restrictive provisions which limit the ability of CMD and its restricted subsidiaries to incur additional indebtedness, make investments or loans and create liens. The agreement requires maintenance of a leverage ratio based on the ratio of indebtedness to EBITDA and an interest coverage ratio based on the ratio of EBITDA to interest expense, in each case as defined in the agreement. The leverage ratio increases during any three-quarter period, beginning in the quarter in which CMD makes a material disposition of assets to our master limited partnership midstream affiliate, Chesapeake Midstream Partners, L.P. The midstream revolving bank credit facility also has cross default provisions that apply to other indebtedness that CMD and its restricted subsidiaries may have with an outstanding principal amount in excess of $15 million.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

General

The following discussion summarizes the material U.S. Federal income and certain estate tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes who purchases the notes for cash at the original offering price, who holds the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who does not have a special tax status. This discussion is based upon the Code, Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. Federal tax consequences of purchasing, owning or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, such as the unearned income Medicare contribution tax, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold the notes through partnerships or other pass-through entities, regulated investment companies, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

Existence of the Make-Whole Redemption

We do not intend to treat the possibility of the payment of additional amounts in respect of a make-whole redemption described in “Description of Notes—Optional Redemption,” as (i) affecting the determination of the yield to maturity of the notes, (ii) giving rise to original issue discount or recognition of ordinary income on the sale, exchange or redemption of the notes or (iii) resulting in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations.

Consequences to U.S. Holders

You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are:

•	an individual United States citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. Federal income taxation; or

•

a trust that either is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Payments of Interest

You will be required to include any stated interest payments in income in accordance with your method of accounting for U.S. Federal income tax purposes. If you are a cash method taxpayer, you must report interest on the notes as ordinary income when you receive it. If you are an accrual method taxpayer, you must report the interest on the notes as ordinary income as it accrues.

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the disposition of a note by sale, exchange, redemption or other disposition, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition and (ii) your adjusted U.S. Federal income tax basis in the note. Your tax basis in a note is your cost subject to certain adjustments. Any capital gain or loss will be long-term capital gain or loss if you have held the note for longer than one year.

Consequences to Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than an entity treated as a partnership for U.S. Federal income tax purposes) and you are not a U.S. holder.

U.S. Federal Withholding Tax

The 30% U.S. Federal withholding tax generally will not apply to any payment of principal or interest on the notes under the portfolio interest exemption provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury Regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

The exemption from withholding tax will not apply unless (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify under penalties of perjury, that you are not a United States person, (b) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and must provide us with a copy, or (c) you hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and has signed an agreement with the IRS providing that it will administer all or part of the U.S. Federal tax withholding rules under specified procedures.

If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Interest. If you are engaged in an active trade or business in the United States and interest on the notes is effectively connected with the active conduct of that trade or business (and, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will be subject to U.S. Federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to certain adjustments, including earnings and profits from an investment in the notes, that are effectively connected with the active conduct by you of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes. Any gain or income realized on the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. Federal income tax unless:

•

that gain or income is effectively connected with the conduct of an active trade or business in the United States by you (or, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you),

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are present, or

•	the gain represents accrued interest, in which case the rules for taxation of interest would apply.

If you are a holder subject to U.S. Federal income tax under the first bullet point, you will be taxed on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax as explained above. Holders subject to U.S. Federal income tax under the second bullet point will be taxed on the net gain at a 30% rate.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. Federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) interest on the notes is exempt from U.S. Federal withholding tax under the portfolio interest exemption (without regard to the certification requirement) described in the first paragraph of “—Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax” above and (2) interest on such notes would not have been, if received at the time of your death, effectively connected with the active conduct by you of a trade or business in the United States.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain noncorporate U.S. holders, and backup withholding, currently at a rate of 28%, may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder’s U.S. Federal income tax liability, provided the required information is timely provided to the IRS.

Non-U.S. Holders

Payments to non-U.S. holders of interest on a note and any amounts withheld from such payments generally will be reported to the IRS and you. Backup withholding will not apply to payments of principal and interest on the notes if you certify as to your non-U.S. holder status on an IRS Form W-8BEN (or successor form) under penalties of perjury or you otherwise qualify for an exemption (provided that neither we nor our agent know or have reason to know that you are a United States person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition effected outside the

United States by a non-U.S. holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with an active trade or business in the United States, or a foreign partnership that is engaged in the active conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the subsidiary guarantors and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, the underwriters have severally agreed to purchase the principal amount of notes indicated opposite their name in the following table.

Underwriters	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$
Wells Fargo Securities, LLC

$1,000,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are new issues of securities. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Selling Restrictions Concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the notes to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by the company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus supplement or any other materials related to the offering or information contained therein relating to the notes has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the notes in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the notes has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the notes may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “Selling restrictions concerning the Member States of the European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Selling Restrictions Concerning Hong Kong, Japan, and Singapore

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Other Matters Relating to the Underwriters

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000. The underwriters have agreed to reimburse us for up to $150,000 in expenses incurred by us in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which activities may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Affiliates of Morgan Stanley & Co. Incorporated are counterparties to our multi-counterparty secured hedging facility. Affiliates of the underwriters are lenders under our corporate revolving bank credit facility and our midstream revolving bank credit facility. In particular, affiliates of Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC are lenders under our corporate revolving bank credit facility and will be repaid with a portion of the net proceeds of this offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or both of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member are not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, have not been approved and/or endorsed by us or such underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Conflicts of Interest

Because affiliates of Wells Fargo Securities, LLC will receive more than 5% of the net proceeds of this offering, this offering is being made in compliance with Rule 5121 of the FINRA rules. Accordingly, Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. No underwriter having a conflict of interest under FINRA Rule 5121 will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We have filed with the SEC a Registration Statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement supplements the prospectus that is a part of such Registration Statement and does not contain all of the information relevant to an investment in the notes. You should read carefully the accompanying prospectus for a description of the material terms of the notes not contained herein. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may view a copy of the Registration Statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

We incorporate by reference in this prospectus supplement the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2009;

•	our Quarterly Reports on Form 10-Q, as amended by Form 10-Q/A, for the quarter ended March 31, 2010 and on Form 10-Q for the quarters ended June 30, 2010 and September 30, 2010; and

•

our Current Reports on Form 8-K filed on January 15, 2010, March 8, 2010, April 7, 2010, April 16, 2010, May 4, 2010, May 14, 2010, May 20, 2010, June 11, 2010, June 17, 2010, June 23, 2010, August 12, 2010, August 23, 2010, September 7, 2010, October 4, 2010, October 6, 2010, October 14, 2010, November 18, 2010, December 8, 2010, December 23, 2010, January 24, 2011 and February 3, 2011 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is deemed not filed under the Exchange Act).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is not deemed filed under the Exchange Act) subsequent to the date of this filing and prior to the termination of this offering, to be a part of this prospectus supplement from the date of the filing of such document.

The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus supplement.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are statements other than statements of historical fact and give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned capital expenditures, and anticipated asset acquisitions and sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You can find a discussion of some of the factors that could cause actual results to differ materially from expected results under “Risk Factors.” These factors include, among others:

•	the volatility of natural gas and oil prices;

•	the limitations our level of indebtedness may have on our financial flexibility;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	the availability of capital on an economic basis, including planned asset monetization transactions, to fund reserve replacement costs;

•	our ability to replace reserves and sustain production;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the timing of development expenditures;

•	potential differences in our interpretations of new reserve disclosure rules and future SEC guidance;

•	inability to generate profits or achieve targeted results in our development and exploratory drilling and well operations;

•	leasehold terms expiring before production can be established;

•	hedging activities resulting in lower prices realized on natural gas and oil sales and the need to secure hedging liabilities;

•	drilling and operating risks, including potential environmental liabilities;

•	changes in legislation and regulation adversely affecting our industry and our business;

•	general economic conditions negatively impacting us and our business counterparties;

•	transportation capacity constraints and interruptions that could adversely affect our cash flow; and

•	losses possible from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information.”

LEGAL MATTERS

The validity of the issuance of the notes and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Bracewell & Giuliani LLP and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2009, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Data & Consulting Services, Division of Schlumberger Technology Corporation, Lee Keeling and Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers. We have incorporated these estimates in this prospectus supplement by reference to such Annual Report in reliance on the authority of each such firm as experts in such matters.

PROSPECTUS

Chesapeake Energy Corporation

Debt Securities

We may from time to time offer and sell debt securities of one or more series. We may offer and sell those securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Each time securities are sold pursuant to the registration statement to which this prospectus relates, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 3, 2010

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Chesapeake,” “we,” or “our” are to Chesapeake Energy Corporation and its subsidiaries.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

ABOUT US

Chesapeake Energy Corporation is one of the largest producers of natural gas in the United States. Headquartered in Oklahoma City, the company’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Fayetteville, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford Shale, Granite Wash and various other unconventional oil plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000. Further information is available at www.chk.com. Information that you may find on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements other than statements of historical fact and give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned capital expenditures, and anticipated asset acquisitions and sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in the accompanying prospectus supplement and in the information incorporated by reference in this prospectus and include, among others:

•	the volatility of natural gas and oil prices;

•	the limitations our level of indebtedness may have on our financial flexibility;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	the availability of capital on an economic basis, including planned asset monetization transactions, to fund reserve replacement costs;

•	our ability to replace reserves and sustain production;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the timing of development expenditures;

•	potential differences in our interpretations of new reserve disclosure rules and future SEC guidance;

•	inability to generate profits or achieve targeted results in our development and exploratory drilling and well operations;

•	leasehold terms expiring before production can be established;

•	hedging activities resulting in lower prices realized on natural gas and oil sales and the need to secure hedging liabilities;

•	a reduced ability to borrow or raise additional capital as a result of lower natural gas and oil prices;

•	drilling and operating risks, including potential environmental liabilities;

•	changes in legislation and regulation adversely affecting our industry and our business;

•	general economic conditions negatively impacting us and our business counterparties;

•	transportation capacity constraints and interruptions that could adversely affect our cash flow;

•	losses possible from pending or future litigation; and

•	our ability to execute securities offerings, arrange joint ventures and effect other asset monetizations as planned.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended by the amendment thereto on Form 10-K/A filed on August 3, 2010;

•	our Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2010; and

•

our Current Reports on Form 8-K filed on January 15, 2010, March 8, 2010, April 7, 2010, April 16, 2010, May 4, 2010, May 14, 2010, May 20, 2010, June 11, 2010, June 17, 2010 and June 23, 2010 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is not deemed filed under the Exchange Act) subsequent to the date of this filing and prior to the termination of all offerings of securities pursuant to this prospectus, to be a part of this prospectus from the date of the filing of such document.

The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

USE OF PROCEEDS

We will use the net proceeds from sales of debt securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratios of earnings to fixed charges for Chesapeake on a historical basis:

	Three Months Ended March 31, 2010	Year Ended December 31,
		2009(2)		2008	2007	2006	2005
Ratio of earnings to fixed charges(1)	5.7x	(9.9	)x	1.6x	4.0x	7.0x	5.6x

(1)	For purposes of determining the ratios of earnings (loss) to fixed charges, earnings (loss) are defined as net income (loss) before income taxes, cumulative effect of accounting changes, interest expense, pretax gain or loss on investment in equity investees in excess of distributed earnings, amortization of capitalized interest and loan cost amortization. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and loan cost amortization.
(2)	The amount by which earnings were insufficient to cover fixed charges was approximately $9.726 billion for the year ended December 31, 2009.

DESCRIPTION OF CHESAPEAKE DEBT SECURITIES

Chesapeake Energy Corporation will issue the Debt Securities under an indenture dated as of August 2, 2010, among the Company, as issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as it may be amended or supplemented from time to time (the “Indenture”). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is only a summary of the material provisions of the Debt Securities and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Debt Securities and the Indenture. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company,” “our” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Indenture does not limit the amount of Debt Securities that may be issued thereunder. Debt Securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series. The Debt Securities will be general obligations of the Company and may be subordinated to Senior Indebtedness of the Company. See “—Subordination of Debt Securities.”

A prospectus supplement and a supplemental indenture (or a resolution of our Board of Directors and accompanying officers’ certificate) relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the dates on which the principal of the Debt Securities will be payable;

•	the rate at which the Debt Securities will bear interest and the interest payment dates for the Debt Securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate the Company to repurchase or otherwise redeem the Debt Securities;

•	whether the Debt Securities are entitled to the benefit of the Guarantee of the Subsidiary Guarantors;

•	the terms, if any, upon which the Debt Securities may be convertible into or exchanged for Capital Stock or other securities of the Company or any other obligor or issuer;

•	the portion of the principal amount which will be payable if the maturity of the Debt Securities is accelerated;

•	the currency or currency unit in which the Debt Securities will be paid, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	any changes to or additional Events of Default or covenants;

•	the subordination, if any, of the Debt Securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the Debt Securities not prohibited by the Indenture.

Guarantees

If provided for with respect to a series of Debt Securities, the payment obligations of the Company under the Debt Securities will be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. The Indenture provides that each Person that becomes a domestic Subsidiary after the Issue Date and that guarantees any other Indebtedness of the Company or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Debt Securities within 180 days after the later of (i) the date it becomes a domestic Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into the Company or merges into an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and any Debt Securities entitled to the benefits of a Subsidiary Guarantee pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2) immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Guarantee of any Debt Securities entitled to the benefits of a Subsidiary Guarantee. Further, a Subsidiary Guarantor will be released and relieved from any obligations under its Guarantee of any Debt Securities entitled to the benefits of a Subsidiary Guarantee if it ceases to guarantee any other Indebtedness of the Company or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

Certain Covenants

Limitation on Liens Securing Funded Debt. Unless otherwise provided for a series of Debt Securities, the Company, for the benefit of each series of Debt Securities that is not designated as a series of Subordinated Debt Debt Securities (1) will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Funded Debt secured by any Liens (other than Permitted Liens) upon any of the properties of the Company or any Restricted Subsidiary and (2) will not, and will not permit any Subsidiary to, create, incur or assume any Funded Debt secured by any Liens (other than Permitted Liens) upon the Capital Stock of any Restricted Subsidiary or the Capital Stock of any Subsidiary that owns, directly or indirectly through ownership in another Subsidiary, the Capital Stock of any Restricted Subsidiary, unless (as to each of clauses (1) and (2)) the Debt Securities or the Guarantee (if any) of such Restricted Subsidiary, as applicable, (together with, if the Company shall so determine, any other Indebtedness or other obligation of the Company or such Restricted Subsidiary which is not subordinate in right of payment to the prior payment in full of the Debt Securities of any series) are equally and ratably secured for so long as such Funded Debt shall be so secured; provided, that if such Funded Debt is expressly subordinated to the Debt Securities of a series or a related Guarantee, if any, the Lien securing such Funded Debt will be subordinated and junior to the Lien securing such Debt Securities or such Guarantee. Notwithstanding the foregoing provisions, the Company or any Subsidiary may create, incur or assume Funded Debt secured by Liens which would otherwise be subject to the restrictions of such section, if the aggregate principal amount of such Funded Debt and all other Funded Debt of the Company and any Subsidiary theretofore created, incurred or assumed pursuant to the exception in this sentence and outstanding at such time does not exceed 15% of the Adjusted Consolidated Net Tangible Assets of the Company (the “Secured Debt Basket”).

Limitation on Sale/Leaseback Transactions. Unless otherwise provided for in respect of a series of Debt Securities, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or any other Subsidiary) unless:

(A) the Company or such Restricted Subsidiary would be entitled to incur Funded Debt secured by Liens in a principal amount equal to the Attributable Indebtedness (treated as if such Attributable Indebtedness were Funded Debt) with respect to such Sale/Leaseback Transaction in accordance with the covenant captioned “—Limitation on Liens Securing Funded Debt”; provided, however, that Attributable Indebtedness in respect of any Sale/Leaseback Transaction entered into pursuant to this clause (A) shall not count against the amount of Funded Debt permitted under the Secured Debt Basket for any other purpose, including when determining the amount available thereunder for future Sale/Leaseback Transactions or any Funded Debt transactions; or

(B) the Company or such Restricted Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value thereof (as determined in good faith by the Company) and such proceeds are applied in accordance with the following two paragraphs:

The Company may apply Net Available Proceeds from such Sale/Leaseback Transaction, within 365 days following the receipt of Net Available Proceeds from the Sale/Leaseback Transaction, to:

(1) the repayment of Indebtedness of the Company or a Restricted Subsidiary under Credit Facilities or other Senior Indebtedness, including any mandatory redemption or repurchase or make-whole redemption of the Existing Notes or the Debt Securities;

(2) make an Investment in assets used in the Oil and Gas Business; or

(3) develop by drilling the Company’s oil and gas reserves.

If, upon completion of the 365-day period, any portion of the Net Available Proceeds shall not have been applied by the Company as described in clauses (1), (2) or (3) in the immediately preceding paragraph and such remaining Net Available Proceeds, together with any remaining net cash proceeds from any prior Sale/Leaseback Transaction (such aggregate constituting “Excess Proceeds”), exceed $60 million, then the Company will be obligated to make an offer (the “Net Proceeds Offer”) to purchase the Debt Securities and any other Senior Indebtedness in respect of which such an offer to purchase is also required to be made concurrently with the Net Proceeds Offer having an aggregate principal amount equal to the Excess Proceeds (such purchase to be made on a pro rata basis if the amount available for such repurchase is less than the principal amount of the Debt Securities and other such Senior Indebtedness tendered in such Net Proceeds Offer) at a purchase price of 100% of the principal amount thereof plus accrued interest theron to the date of repurchase. Upon the completion of the Net Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Within 15 days after the Company becomes obligated to make a Net Proceeds Offer (a “Net Proceeds Offer Triggering Event”), the Company will mail or cause to be mailed to all Holders on the date of the Net Proceeds Offer Triggering Event a notice of the occurrence of such Net Proceeds Offer Triggering Event and of the Holders’ rights arising as a result thereof.

The Net Proceeds Offer will be deemed to have commenced upon mailing of the Offer Notice and will terminate 20 business days after its commencement, unless a longer offering period is required by law. Promptly after the termination of the offer, the Company will purchase and mail or deliver payment for all Debt Securities tendered in response to the offer.

On the payment date, the Company will, to the extent lawful, (a) accept for payment Debt Securities or portions thereof tendered pursuant to the Net Proceeds Offer, (b) deposit with the paying agent an amount equal to the payment in respect of all Debt Securities or portions thereof so tendered and (c) deliver to the Trustee the Debt Securities so accepted together with an officers’ certificate stating the Debt Securities or portions thereof tendered to the Company. The depositary, the Company or the paying agent will promptly mail or deliver to each Holder of Debt Securities so accepted payment in an amount equal to the purchase price for such Debt Securities, and the Trustee will promptly authenticate and mail or deliver to each Holder new Debt Securities equal in principal amount to any unpurchased portion of the Debt Securities surrendered, if any, provided that each such new Debt Securities will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Net Proceeds Offer.

Limitations on Mergers and Consolidations. The Company will not consolidate or merge with or into any Person, or sell, convey, lease or otherwise dispose of all or substantially all of its assets to any Person, unless:

(1) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the “Successor”), is a corporation, limited liability company, general partnership or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia, or Canada or any province thereof, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Indenture; provided, that unless the Successor is a corporation, a corporate co-issuer of the Debt Securities will be added to the Indenture by such supplemental indenture; and

(2) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company, within 15 days after it files the same with the SEC, shall deliver to the Trustee copies of the annual reports and the information, documents and other reports (or copies of any such portions of any of the foregoing as the SEC may by rules and regulations prescribe) specified in Section 13 or 15(d) of the Exchange Act, provided that any such annual reports, information, documents or other reports filed with or furnished to the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed to be delivered to the Trustee as of the time such information, documents or reports are filed or furnished via EDGAR.

Certain Definitions

The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of capitalized terms used in this prospectus and not defined below.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means, without duplication, as of the date of determination, (a) the sum of

(1) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by petroleum engineers (which may include the Company’s internal engineers) in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report and (B) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (C) and (D) would, in accordance with standard industry practice, result in such decreases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases may be estimated by the Company’s engineers,

(2) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements,

(3) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements, and

(4) the greater of (A) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries) of the Company and its Subsidiaries, as of a date no earlier than the date of the Company’s latest audited financial statements, minus (b) the sum of

(1) minority interests,

(2) any gas balancing liabilities of the Company and its Subsidiaries reflected as a long-term liability in the Company’s latest annual or quarterly financial statements,

(3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company’s year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production included in determining the discounted future net revenue specified in (a)(1) above (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto and

(5) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, ACNTA will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” means, with respect to any Person, the Board of Directors or other governing body of such Person or any committee thereof duly authorized to act on behalf of such Board of Directors or such other governing body.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, partnership or limited liability company interests or other equity securities (including, without limitation, beneficial interests in or other securities of a trust) and any and all warrants, options and rights with respect thereto (whether or not currently exercisable), including each class of common stock and preferred stock of such Person.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Company’s existing credit facility) or commercial paper facilities, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, renewed, refunded, replaced (whether contemporaneously or otherwise) or refinanced (in each case with Credit Facilities), supplemented or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $25 million.

“Debt Securities” means the Company’s debentures, notes, bonds or other evidence of indebtedness in one or more series.

“Depositary” means, unless otherwise specified by the Company with respect to any series of Debt Securities issuable or issued in whole or in part in the form of one or more Global Securities, The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulations.

“Designated Senior Indebtedness” means any series or issue of Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $100 million.

“Dollar-Denominated Production Payments” mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC hereunder.

“Existing Notes” means the Company’s outstanding (a) 7.625% Senior Notes due 2013, (b) 7.00% Senior Notes due 2014, (c) 9.5% Senior Notes due 2015, (d) 6.625% Senior Notes due 2016, (e) 6.25% Euro-denominated Senior Notes due 2017, (f) 6.5% Senior Notes due 2017, (g) 6.25% Senior Notes due 2018, (h) 7.25% Senior Notes due 2018, (i) 6.875% Senior Notes due 2020, (j) 2.75% Contingent Convertible Senior Notes due 2035, (k) 2.500% Contingent Convertible Senior Notes due 2037 and (l) 2.25% Contingent Convertible Senior Notes due 2038.

“Funded Debt” means, with regard to any Person, all Indebtedness incurred, created, assumed or guaranteed by such Person, which matures, or is renewable by such Person to a date, more than one year after the date as of which Funded Debt is being determined.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.

“Global Security” means a Security in global form that evidences all or part of the Debt Securities of any series and registered in the name of the Depositary for such Debt Securities or a nominee thereof.

“Guarantee” means, individually and collectively, the guarantees given by the Subsidiary Guarantors pursuant to the Indenture.

“Holder” means the Person in whose name a Security is registered in the Register.

“Indebtedness” means, without duplication, with respect to any Person,

(a) all obligations of such Person, including those evidenced by bonds, notes, debentures or similar instruments, for the repayment of money borrowed (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(b) all liabilities of others of the kind described in the preceding clause (a) that such Person has guaranteed; and

(c) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of

(1) the full amount of such obligations so secured and

(2) the fair market value of such asset, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a resolution of such Board.

Neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

“Investment” of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments or advances on a balance sheet of such Person prepared in accordance with GAAP.

“Issue Date” means, with respect to a series of Debt Securities, the date of original issuance of such series of Debt Securities.

“Lien” means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof or other similar agreement to sell, in each case securing obligations of such Person).

“Maturity” means, with respect to any series of Debt Securities, the date on which the principal of such series of Debt Securities or an installment of principal becomes due and payable as provided therein or by the Indenture, whether at the Maturity Date or by declaration of acceleration, call for redemption or otherwise.

“Maturity Date” means, with respect to a series of Debt Securities, the fixed date specified pursuant to the Indenture as to such series on which the principal of such Debt Securities becomes due and payable as provided therein or by the Indenture.

“Net Available Proceeds” means, with respect to any Sale/Leaseback Transaction of any Person, cash proceeds received (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration until such time as such consideration is converted into cash) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state or local taxes required to be accrued as a liability as a consequence of such Sale/Leaseback Transaction, and in each case net of all Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must, by its terms or in order to obtain a necessary consent to such Sale/Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale/Leaseback Transaction and which is actually so repaid.

“Net Working Capital” means (i) all current assets of the Company and its Subsidiaries, minus (ii) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, production, processing, marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against price fluctuations of oil, gas or other commodities.

“Original Issue Discount Security” means any Security which provides for an amount less than the stated principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the Indenture.

“Permitted Liens” means

(1) With respect to a series of Debt Securities, Liens existing on the Issue Date of such series of Debt Securities;

(2) Liens securing Indebtedness under Credit Facilities;

(3) Liens securing any renewal, extension, substitution, refinancing or replacement of secured Indebtedness; provided, that such Liens extend to or cover only the property or assets then securing the Indebtedness being refinanced and that the Indebtedness being refinanced was not incurred under the Credit Facilities;

(4) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof;

(5) Liens upon (i) any property of or any interests in any Person existing at the time of acquisition of such property or interests by the Company or a Subsidiary, (ii) any property of or interests in a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of or interests in such Person to the Company or any Subsidiary, or (iii) any property of or interests in a Person existing at the time such Person becomes a Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided further that in each such case no such Lien shall extend to or cover any property of the Company or any Subsidiary other than the property being acquired and improvements thereon;

(6) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business;

(7) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;

(8) purchase money security interests granted in connection with the acquisition of assets in the ordinary course of business and consistent with past practices, provided, that (i) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby and (ii) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets;

(9) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(10) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business;

(11) Liens securing obligations of the Company or any of its Subsidiaries under Oil and Gas Hedging Contracts;

(12) Liens in favor of the United States, any state thereof, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Liens, including without limitation, Liens to secure Funded Debt of the pollution control or industrial revenue bond type; and

(13) Liens in favor of the Company or any Subsidiary Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, estate, association, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any property interest in oil and gas reserves located in the United States owned by the Company or any Subsidiary and which is capable of producing crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances in paying quantities, the net book value of which property interest or interests exceeds two (2) percent of Adjusted Consolidated Net Tangible Assets, except any such property interest or interests that in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole.

Without limitation, the term “Principal Property” shall not include:

(1) property or assets employed in gathering, treating, processing, refining, transportation, distribution or marketing,

(2) accounts receivable and other obligations of any obligor under a contract for the sale, exploration, production, drilling, development, processing or transportation of crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances by the Company or any of its Subsidiaries, and all related rights of the Company or any of its Subsidiaries, and all guarantees, insurance, letters of credit and other agreements or arrangements of whatever character supporting or securing payment of such receivables or obligations, or

(3) the production or any proceeds from production of crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Subsidiary” means any Subsidiary that, as of the applicable date of determination, (i) is a Subsidiary Guarantor or (ii) directly owns or leases any Principal Property.

“Sale/Leaseback Transaction” means with respect to the Company or any Restricted Subsidiary, any arrangement with any Person providing for the leasing by the Company or any of its Restricted Subsidiaries of any Principal Property which was acquired or placed into service more than one year prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person; provided, that the term “Sale/Leaseback Transaction” shall not include any such arrangement that does not provide for a lease by the Company or any of its Restricted Subsidiaries with a period, including renewals, of more than three years. For the avoidance of doubt, a transaction primarily involving Dollar-Denominated Production Payments or Volumetric Production Payments shall not be deemed to be a Sale/Leaseback Transaction.

“Senior Indebtedness” means any Debt Securities (other than Subordinated Debt Securities) or other Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the date of the Indenture or thereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal of, and any premium and interest on the Debt Securities of any Series or the Guarantees, respectively.

“Subsidiary” means any subsidiary of the Company. A “subsidiary” of any Person means

(1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person,

(2) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50 percent of the assets of such partnership upon its dissolution, or

(3) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the Board if Directors of such Person.

“Subsidiary Guarantor” means (i) each of the Subsidiaries that executes the Indenture as a subsidiary guarantor until such time as such Subsidiary shall no longer be a Subsidiary Guarantor pursuant to the Indenture; and (ii) each other Subsidiary that becomes a guarantor of the Debt Securities of any series in compliance with the provisions of the Indenture until such time as such Subsidiary shall no longer be a Subsidiary Guarantor pursuant to the Indenture.

“U.S. Government Securities” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.

“U.S. Legal Tender” means such coin or currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

“Volumetric Production Payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the Board of Directors of such Person.

Events of Default

The following will be Events of Default with respect to the Debt Securities of any series:

(1) default by the Company or any Subsidiary Guarantor in the payment of principal of or any premium on the Debt Securities of such series when due and payable at Maturity;

(2) default by the Company or any Subsidiary Guarantor in the payment of any installment of interest on the Debt Securities of such series when due and payable and continuance of such default for 30 days;

(3) default on any other Indebtedness of the Company or any Subsidiary Guarantor if either

(A) such default results in the acceleration of the maturity of any such Indebtedness having a principal amount of $75.0 million or more individually or, taken together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, in the aggregate, or

(B) such default results from the failure to pay when due principal of any such Indebtedness, after giving effect to any applicable grace period (a “Payment Default”), having a principal amount of $75.0 million or more individually or, taken together with the principal amount of any other Indebtedness under which there has been a Payment Default, in the aggregate;

provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond any applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequent acceleration of the Debt Securities shall be rescinded, so long as any such rescission does not conflict with any judgment or decree or applicable provision of law;

(4) default in the performance, or breach of, any covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture applicable to Debt Securities of such series and, in each such case, failure to remedy such default within a period of 60 days after written notice thereof from the Trustee or Holders of 25% of the principal amount of the Debt Securities of such series; provided, however, that the Company will have 90 days following such written notice to remedy or receive a waiver for any failure to comply with its obligations under the Indenture so long as the Company is attempting to remedy any such failure as promptly as reasonably practicable;

(5) the failure of a Guarantee by a Subsidiary Guarantor of the Debt Securities of such series to be in full force and effect, or the denial or disaffirmance by such entity thereof;

(6) certain events involving bankruptcy, insolvency or reorganization of the Company or any Subsidiary Guarantor of the Company; or

(7) any other Event of Default provided with regard to Debt Securities of a particular series in the terms thereof.

The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal of, or any premium or interest on, any Security of such series) if the Trustee considers it in the interest of the Holders of Debt Securities of such series to do so.

If an Event of Default occurs and is continuing with respect to the Debt Securities of a series, the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of such series may declare the unpaid principal of (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof), and any premium and accrued but unpaid interest on, all the Debt Securities of such series then outstanding to be due and payable. Upon such a declaration, such principal (or other specified amount), and any premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company occurs and is continuing, the principal of, and any premium and interest on, all the Debt Securities of such series will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Debt Securities of a series with respect to which a declaration of acceleration has been made may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

No Holder of the Debt Securities of a series may pursue any remedy under the Indenture unless:

(1) the Trustee shall have received written notice of a continuing Event of Default with respect to such series,

(2) the Trustee shall have received a request from Holders of at least 25% in principal amount of the Debt Securities of such series to pursue such remedy,

(3) the Trustee shall have been offered indemnity reasonably satisfactory to it,

(4) the Trustee shall have failed to act for a period of 60 days after receipt of such notice, request and offer of indemnity and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Debt Securities of such series;

provided, however, such provision does not affect the right of a Holder of any Debt Securities to sue for enforcement of any overdue payment thereon.

The Holders of a majority in principal amount of the outstanding Debt Securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Trustee shall be under no obligation and may refuse to perform any duty or exercise any right, duty or power hereunder unless it receives indemnity reasonably satisfactory to it against any loss, liability, claim, damage or expense.

Modification and Waiver

Supplements and amendments to the Indenture or the Debt Securities of any series may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such amendment or supplement, considered together as a single class; provided that no such modification or amendment may, without the consent of each Holder affected thereby,

(1) reduce the percentage of principal amount of Debt Securities whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Debt Securities;

(2) reduce the rate or change the time for payment of interest, including default interest, if any, on the Debt Securities of any series;

(3) reduce the principal amount of any Security or change the Maturity Date of the Debt Securities of any series;

(4) reduce the amount payable upon redemption of any Security;

(5) adversely affect the conversion rights of any Security that is convertible in accordance with the applicable provisions of such Security;

(6) waive any Event of Default in the payment of principal of, any premium or interest on the Debt Securities of any series;

(7) make any Security payable in money other than that stated in such Security;

(8) impair the right of Holders of Debt Securities of any series to receive payment of the principal of and interest on Debt Securities on the respective due dates therefor and to institute suit for the enforcement of any such payment; or

(9) make any change in the percentage of principal amount of Debt Securities necessary to waive compliance with certain provisions of the Indenture.

Supplements and amendments of the Indenture or the Debt Securities of any series may be made by the Company, the Subsidiary Guarantors and the Trustee without the consent of any Holders in certain limited circumstances, including

(1) to cure any ambiguity, omission, defect or inconsistency; provided that such modification shall not adversely affect the Holders of any series in any material respect;

(2) to provide for the assumption of the obligations of the Company or any Subsidiary Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or such Subsidiary Guarantor;

(3) to add to, change or eliminate any of the provisions of the Indenture; provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding;

(4) to establish the forms or terms of the Debt Securities of any series issued under the Indenture;

(5) to evidence the acceptance or appointment by a separate Trustee or successor Trustee with respect to one or more series of Debt Securities or otherwise;

(6) in the case of any Debt Securities that are designated as Subordinated Debt Securities, to make any change that would limit or terminate the benefits available to any Holder of Senior Indebtedness (or Representatives therefor) under the Indenture;

(7) to reflect the addition or release of any Subsidiary Guarantor from its Guarantee of the Debt Securities, in the manner provided in the Indenture, or to secure any of the Debt Securities or the Guarantees;

(8) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(9) to provide for uncertificated Debt Securities in addition to certificated Debt Securities;

(10) to make provisions with respect to the conversion of Debt Securities of any series that are convertible in accordance with the terms of such Debt Securities; or

(11) to make any change that would provide any additional benefit to the Holders of such series or that does not adversely affect the rights of any Holder of such series in any material respect.

The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series may waive any past default under the Indenture, except a default in the payment of principal, or any premium or interest.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the Debt Securities of a series (“Legal Defeasance”). Such Legal Defeasance means that the Company and any Subsidiary Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Debt Securities of the applicable series and any Guarantees thereof, except for

(1) the rights of Holders of outstanding Debt Securities of such series to receive payments solely from the trust fund described in the following paragraph in respect of the principal of, and any premium and interest on such Debt Securities when such payments are due,

(2) the Company’s obligations with respect to such Debt Securities concerning the issuance of temporary Debt Securities, transfers and exchanges of the Debt Securities, replacement of mutilated,

destroyed, lost or stolen Debt Securities, the maintenance of an office or agency where the Debt Securities may be surrendered for transfer or exchange or presented for payment, and duties of paying agents and conversion agents,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants described under “—Certain Covenants” (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under “—Events of Default” will no longer constitute an Event of Default. If we exercise our Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released from all its obligations under the Indenture and its Guarantee.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of Debt Securities of such series, cash in U.S. Legal Tender, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay

(A) the principal of, and any premium and interest on the outstanding Debt Securities of such series on each date on which such principal, and any premium and interest is due and payable or on any redemption date established pursuant to the Indenture and

(B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and of such Debt Securities.

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that

(A) the Company has received from or there has been published by, the Internal Revenue Service a ruling or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Debt Securities of the applicable series will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the Holders of the outstanding Debt Securities of the applicable series will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement, other than the Indenture, or instrument to which the

Company is a party or by which the Company is bound, and if the Debt Securities of such series are subordinated pursuant to the Indenture, is not prohibited by the Indenture;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the Company has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

Subordination of Debt Securities

Debt Securities of a series may be subordinated to our Senior Indebtedness (the Debt Securities of such series being referred to herein as the “Subordinated Debt Securities”). Subordinated Debt Securities and the Guarantee thereof will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all indebtedness of the Company and Subsidiary Guarantors that is designated as Senior Indebtedness with respect to the series.

The Holders of Senior Indebtedness of the Company will receive payment in full of the Senior Indebtedness before Holders of Subordinated Debt Securities will receive any payment of principal of, or any premium or interest with respect to the Subordinated Debt Securities:

(1) upon any payment of distribution of our assets of the Company or a Subsidiary Guarantor to its creditors;

(2) upon a total or partial liquidation or dissolution of the Company or a Subsidiary Guarantor; or

(3) in a bankruptcy, receivership or similar proceeding relating to the Company or its property or a Subsidiary Guarantor or its property.

Until the Senior Indebtedness is paid in full, any distribution to which Holders of Subordinated Debt Securities would otherwise be entitled will be made to the Holders of Senior Indebtedness, except that such Holders may receive securities representing Capital Stock of the Company and any Debt Securities of the company that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities.

If the Company does not pay the principal of, or any premium or interest on, Senior Indebtedness within any applicable grace period (including at Maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the Company may not:

(1) make any payments of principal, premium, if any, or interest with respect to Subordinated Debt Securities;

(2) make any deposit for the purpose of defeasance of the Subordinated Debt Securities; or

(3) repurchase, redeem or otherwise retire any Subordinated Debt Securities, except that in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, we may deliver Subordinated Debt Securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case,

(1) the default has been cured or waived and the declaration of acceleration has been rescinded;

(2) the Senior Indebtedness has been paid in full in cash; or

(3) the Company and the Trustee receive written notice approving the payment from the Representatives of each issue of Designated Senior Indebtedness of the Company.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the Maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the Representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period.

The Payment Blockage Period may be terminated before its expiration:

(1) by written notice from the Person or Persons who gave the Blockage Notice;

(2) by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

(3) if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the Holders of such Designated Senior Indebtedness or the Representative of such Holders shall have accelerated the Maturity of such Designated Senior Indebtedness, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days irrespective of the number of defaults with respect to any number of issues of Designated Senior Indebtedness during such period. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

If a Subsidiary Guarantor does not pay the principal of, or any premium or interest on, Senior Indebtedness of such Subsidiary Guarantor within any applicable grace period (including at Maturity), or any other default on Senior Indebtedness of such Subsidiary Guarantor occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the Company may not make a guarantee payment on Subordinated Debt Securities unless, in either case,

(1) the default has been cured or waived and the declaration of acceleration has been rescinded;

(2) the Senior Indebtedness has been paid in full in cash; or

(3) the Subsidiary Guarantor and the Trustee receive written notice approving the payment from the Representatives of each issue of Designated Senior Indebtedness of such Subsidiary Guarantor.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the Maturity of any Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the Subsidiary Guarantor may not make a guarantee payment on Subordinated Debt Securities for the Payment Blockage Period, as described above.

After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, Holders of the Subordinated Debt Securities shall be subrogated to the rights of Holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

By reason of the subordination, in the event of insolvency, our creditors who are Holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the Holders of the Subordinated Debt Securities.

Satisfaction and Discharge

The Company may discharge all its obligations under the Indenture with respect to Debt Securities of any series, other than its obligation to register the transfer of and exchange notes of that series, provided that it either:

(1) delivers all outstanding Debt Securities of that series to the Trustee for cancellation; or

(2) all such Debt Securities not so delivered for cancellation have either become due and payable or will become due and payable at their Maturity within one year or are called for redemption within one year, and in the case of this bullet point the Company has deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of such Debt Securities, including any premium and interest to the Maturity Date or applicable redemption date.

Governing Law

The Indenture provides that it and the Debt Securities and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Bank of New York Mellon Trust Company, N.A. will initially act as Trustee, paying agent and registrar for the Debt Securities. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our Debt Securities. Its address is 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602.

The Trustee is permitted to become an owner or pledgee of the Debt Securities and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after an Event of Default has occurred and is continuing, it must eliminate such conflict or resign.

In case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the Holders of the Debt Securities, unless such Holders have offered the Trustee indemnity reasonably satisfactory to it.

Book Entry, Delivery and Form

Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities of each series will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of the Depositary, and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The Company expects that pursuant to procedures established by the Depositary, upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the aggregate principal amount of Debt Securities represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriter of the Debt Securities. Ownership of beneficial interests in the global securities will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the Holder of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and Holder of the Debt Securities for all purposes of the Debt Securities and the Indenture. Except as set forth below, you will not be entitled to have the Debt Securities represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Debt Securities in definitive form and will not be considered to be the owner or Holder of any Debt Securities under the global securities. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the Holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company will make all payments on Debt Securities represented by the global securities registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the owner and Holder of the global securities.

The Company expects that the Depositary or its nominee, upon receipt of any payment in respect of the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global securities as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owning through such participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

LEGAL MATTERS

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of the issuance of the debt securities and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements and related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2009, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc.; Data & Consulting Services, Division of Schlumberger Technology Corporation; Lee Keeling and Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

$1,000,000,000

    % Senior Notes due 2021

PROSPECTUS SUPPLEMENT

February     , 2011

Joint Book-Running Managers

MORGAN STANLEY	WELLS FARGO SECURITIES